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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F    X             Form 40-F
                                 -----                     -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes                        No        X
                                 -----                     -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes                        No        X
                                 -----                     -----


          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                        Yes                        No        X
                                 -----                     -----


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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             Endesa Holds Analyst Presentation in Madrid

    NEW YORK--(BUSINESS WIRE)--Oct. 3, 2005--Endesa (NYSE:ELE) would like to inform you that the following analyst presentation hosted today by Endesa's top management regarding its position to Gas Natural tender offer is available for download from its corporate website at www.endesa.es

    CONTACT: Endesa
             North America Investor Relations Office,
             Alvaro Perez de Lema, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ENDESA, S.A.

Dated: October 3rd, 2005   By: /s/ Alvaro Perez de Lema
                              --------------------------
                              Name: Alvaro Perez de Lema
                              Title: Manager of North America Investor Relations